Exhibit 12

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Years Ended December 31,
	2014	2013	2012	2011	2010

Income from continuing operations before income taxes	$431,196	$383,954	$511,770	$465,616	$431,678
Add:
Interest expense (1)	174,661	195,836	196,368	203,061	203,911
Portion of rents representative of the interest factor	18,367	22,259	22,564	25,893	25,270
Amortization of capitalized interest	—	—	973	1,535	1,716
Income as adjusted	$624,224	$602,049	$731,675	$696,105	$662,575

Fixed charges:
Interest expense (1)	$174,661	$195,836	$196,368	$203,061	$203,911
Portion of rents representative of the interest factor	18,367	22,259	22,564	25,893	25,270
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	29,878	27,841	27,841	27,507	29,790
Total fixed charges	$222,906	$245,936	$246,773	$256,461	$258,971

Ratio of earnings to fixed charges (2)	2.80	2.45	2.96	2.71	2.56

(1)	Interest expense includes both financing interest expense and other interest expense.

(2)
The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rent expense as the representative portion of interest.